Exhibit 99.1
For Immediate Release
Flamel Technologies Announces Second Quarter 2009 Results; Multiple
New Projects; Cash Increases from $39.1 to $45.1 million
LYON, France—August 5, 2009—Flamel Technologies (Nasdaq:FLML) today announced its financial results for the second quarter of 2009. Highlights in the second quarter included:
•	the agreement between Flamel and Baxter Pharmaceuticals to develop controlled release formulations of certain blood factors based upon the Medusa® platform, pursuant to which the Company received a €2.5 MM technology access fee;

•	the signing of two further Medusa projects; and

•	an increase in the Company’s cash and marketable securities from $39.1 million at the end of the first quarter to $45.1 MM.
Stephen H. Willard, Flamel’s chief executive officer, commented, “Our results this quarter directly derive from work we initiated or continued with partners over the past few quarters. These projects are proceeding well and provide us with a substantial foundation for future growth opportunities. Revenues from projects we have undertaken with Baxter and our other partners in the second quarter will be reflected in our results for the remainder of the year.”
“Flamel is currently working on 19 projects, including those with Merck Serono, Wyeth, and Pfizer, as well as other un-named partners. We are diversified across both new and existing molecules, in a variety of therapeutic areas. We believe we have built a very strong foundation for the growth we expect for the remainder of this year and beyond.”
Flamel reported total revenues in the second quarter 2009 of $9.6 million, compared to $9.2 million in the year-ago period. License and research revenues grew to $4.3 million versus $3.2 million in the second quarter of 2008. Product sales and services totaled $2.5 million during the quarter versus $3.2 million in the second quarter, 2008. Other revenues during the second quarter of 2009, including royalties on the sale of Coreg CR™, were $2.7 million versus $2.8 million in the year-ago period.
Costs and expenses during the second quarter of 2009 were $(14.8) million versus $(14.9) million in the year-ago period. Costs of goods and services sold in the quarter totaled $(1.9) million versus $(2.2) million in the second quarter of 2008. Research and development expenses were $(9.6) million versus $(9.0) million in the second quarter of 2008. SG&A declined to $(3.3) million from $(3.7) million in the year-ago period.
Net loss in the second quarter of 2009 was $(3.6) million, compared to a net loss of $(3.4) million in the second quarter of 2008. Net loss per share (basic) for the second quarter of 2009 was ($0.15), compared to a net loss per share (basic) in the year-ago period of ($0.14).

Cash and marketable securities at the end of the second quarter totaled $45.1 million versus $39.1 million at the end of the first quarter, 2009. This marked the third consecutive quarter that the Company increased its cash and marketable securities position.
For the first half of 2009, Flamel reported total revenues of $21.6 million versus $20.0 million in the first half of 2008. License and research revenues during the period were $11.4 million versus $6.7 million in the year-ago period. Product sales and services during the first six months of 2009 were $5.0 million versus $7.9 million in the first half of 2008. Other revenues during the first six months of 2009 were $5.3 million versus $5.4 million in the year-ago period.
During the first six months of 2009, total costs and expenses declined to $(27.2) million, from $(30.6) million in the year-ago period. Costs of goods and services sold in the first half of 2009 totaled $(3.9) million versus $(4.7) million in the year-ago period. Research and development expenses during the first half of 2009 were $(17.0) million versus $(18.2) million during the year-ago period. SG&A for the first six months of 2009 amounted to $(6.2) million versus $(7.8) million in the year-ago period.
Net loss in the first half of 2009 was $(2.4) million, compared to a net loss of $(7.1) million in the first half of last year. Net loss per share (basic) for the first half of 2009 was $(0.10), compared to net loss per share (basic) in the year-ago period of $(0.29).
A conference call to discuss earnings is scheduled for 8:30 AM EDT August 6, 2009. The dial-in number (for investors in the U.S. and Canada) is 1-800-860-2442; the conference ID number is 432624. International investors are invited to dial 1 412-858-4600.
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of proteins, peptides, as well as other large and small molecules.
Charles Marlio, Director of Strategic Planning and Investor Relations
Tel:       + (33) (0)4-7278-3434
Fax:       + (33) (0)4-7278-3435
Marlio@flamel.com
This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2008.
Schedule attached

Financial Statements (Unaudited)
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Three months ended June 30,		Six months ended June 30,
	2008	2009	2008	2009
Revenue:
License and research revenue	$3,157	$4,341	$6,701	$11,430
Product sales and services	3,173	2,529	7,895	4,951
Other revenues	2,823	2,705	5,422	5,248

Total revenue	9,153	9,575	20,018	21,629

Costs and expenses:
Cost of goods and services sold	(2,241)	(1,891)	(4,650)	(3,941)
Research and development	(8,960)	(9,598)	(18,237)	(16,983)
Selling, general and administrative	(3,686)	(3,287)	(7,760)	(6,233)

Total	(14,887)	(14,776)	(30,647)	(27,157)

Profit (loss) from operations	(5,734)	(5,201)	(10,629)	(5,528)

Interest income net	369	139	750	257
Foreign exchange gain (loss)	(31)	(74)	(144)	(148)
Other income (loss)	70	2	101	9

Income (loss) before income taxes	(5,326)	(5,134)	(9,922)	(5,410)
Income tax benefit (expense)	1,968	1,584	2,868	3,050

Net income (loss)	$(3,358)	$(3,550)	$(7,054)	$(2,360)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.14)	$(0.15)	$(0.29)	$(0.10)
Diluted earnings (loss) per share	$(0.14)	$(0.15)	$(0.29)	$(0.10)

Weighted average number of shares outstanding (in thousands) :

Basic	24,067	24,220	24,061	24,213
Diluted	24,067	24,220	24,061	24,213